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                              November 9, 2021

       Chaohui Chen
       Director and Chief Executive Officer
       uCloudlink Group Inc.
       Unit 2214-Rm1, 22/F, Mira Place Tower A
       132 Nathan Road, Tsim Sha Tsui
       Kowloon, Hong Kong

                                                        Re: uCloudlink Group
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form F-3
                                                            Filed October 28,
2021
                                                            File No. 333-257782

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021, letter.

       Amendment No. 4 to Form F-3 filed October 28, 2021

       Cover Page

   1. We note your disclosure on the cover page and throughout your filing that you control and receive economic
benefits of Beiging uCloudlink New Technology Co. Ltd.   s and
                                                        Shenzhen uCloudlink
Network Technology Co. Ltd.   s business operations through VIE
                                                        agreements and that
those agreements are designed to provide your WFOE with the
                                                        power, rights, and
obligations equivalent in all material respects to those it would possess as the principal equity
holder of the VIE. We also note the disclosure that you are the primary beneficiary of
the VIE. However, you or your investors do not have an equity ownership in, direct
foreign investment in, or control through such ownership/investment
 Chaohui Chen
uCloudlink Group Inc.
November 9, 2021
Page 2
      of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
2. We note your disclosure that the VIE structure is used to replicate foreign investment in
      China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment.
      Please revise accordingly.
Recent Regulatory Developments, page 5

3. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Certain Financial Information, page 25

4.    We note that the activity of the VIE is reflected in the line items
titled    Net cash (used
      in)/generated from investing activities    and the column titled    VIEs
  and    income from
      VIEs    in the parent   s financial statements. Please provide a
roll-forward of the
      investment in subsidiaries and VIEs line item.
       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,
FirstName LastNameChaohui Chen
                                                            Division of
Corporation Finance
Comapany NameuCloudlink Group Inc.
                                                            Office of
Technology
November 9, 2021 Page 2
cc:       Shu Du
FirstName LastName